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                                                             Filed by Amgen Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company:  Kinetix Pharmaceuticals, Inc.
                                                   Commission File No. 000-12477


THE FOLLOWING IS A FORM DOCUMENT USED TO COMMUNICATE CERTAIN EMPLOYMENT COMPENSATION TERMS TO EMPLOYEES OF KINETIX PHARMACEUTICALS, INC. BY AMGEN IN CONNECTION WITH THE ACQUISITION OF KINETIX PHARMACEUTICALS, INC. BY AMGEN PURSUANT TO AN AGREEMENT AND PLAN OF MERGER.



Name:

Base Salary:

Year 1 Retention Bonus:

Year 2 Retention Bonus:

New Hire Stock Options:

Retention Stock Options:


The information above summarizes the terms of your compensation should you choose to continue your employment with Kinetix after the merger. However, please be aware that these terms are contingent on the successful closing of the merger as well as on your signing the required documents to accept your offer of employment. This summary may not contain all of the information that is important to you, such as the vesting schedules of your stock options. We urge you to read carefully your employment documents that will be provided to you at a later date.

                                     # # #

Amgen will file with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction between Amgen Inc. and Kinetix Pharmaceuticals, Inc., Kinetix stockholders are urged to read the Registration Statement, when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to stockholders of Kinetix seeking their approval of the
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proposed transaction. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus (when it is available) and other documents filed by Amgen with the Commission at the Commission's web site at www.sec.gov.
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The proxy statement/prospectus and these other documents may also be obtained without charge by Kinetix stockholders by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations.